STERLING CONSTRUCTION COMPANY, INC.
20810 Fernbush
Houston, Texas 77073

November 4, 2009

By Federal Express and facsimile to (703) 813-6968

Terence O'Brien, Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549-4631

Re: Sterling Construction Company, Inc.
Form 10-K for the fiscal year ended December 31, 2008, filed March 16, 2009
Form 10-Q for the period ended June 30, 2009, filed August 10, 2009
File No 1-31993

Dear Mr. O'Brien:

This letter is in response to your comment letter to me dated October 6, 2009, regarding the above-noted filings of Sterling Construction Company, Inc ("Sterling"). For your convenience, our responses, which are attached, are in italics and are prefaced by the text of the Staff’s corresponding comments.

Please let me know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Very truly yours,

James H. Allen, Jr.
Senior Vice President and Chief Financial Officer

Cc.           Jenn Do, Staff Accountant, SEC
Tracey Houser, SEC
Era Anagnosti, SEC
Brigitte Lippmann, SEC
Geoffrey Walker, Esq., Andrews Kurth LLP
Michael P. Desormeaux, Grant Thornton LLP

Response of November 4, 2009 of Sterling Construction Company, Inc. to Comments of the Securities and Exchange Commission of October 6, 2009

Form 10-K for the year ended December 31, 2008

Deferred Salary, page 42

1. We note your response to comment 8 of our letter dated July 29, 2009. Please clarify for us, with a view toward future disclosure, how you determined to allocate the amounts between Base Payroll Salary and Base Deferred Salary for each executive officer.

Response:

The Committee determined what it believed to be an appropriate but low-end base salary and an appropriate maximum total compensation level for each executive. The difference between the two amounts was then allocated to incentive compensation. The incentive compensation was divided equally between Base Deferred Salary with its EBITDA goal and an Incentive Bonus with its personal and financial goals.  These determinations were based partly on the Hay Group Report regarding comparable total compensation, and partly on the personal judgment of the Committee members.

In future filings, we will clarify this decision-making process.

Exhibits, page 56

2. We note your response to comment 11 of our letter dated July 29, 2009 and see that you have filed the schedules to the credit agreement as Exhibit 10.4 of the September 10, 2009 amendment to your latest annual report. However, it appears that other than Exhibit G, you have not filed the remaining exhibits to the credit agreement. Please advise or otherwise file the exhibits with your next Exchange Act report.

Response

Through inadvertence, the re-filing on September 10, 2009 of exhibits and schedules to the Credit Agreement that you requested left out several exhibits. The inadvertently omitted exhibits will be filed with our next Exchange Act report.

1. Summary of Business and Significant Accounting Policies, page F7

Organization and Business, page F7

3. We note your response to comment 12 in our letter dated July 29, 2009, regarding your assessment of the guidance in SFAS 131 for your identification of your operating and reportable segment.
• We note that while you have four field offices (i.e., Reno, Houston, San Antonio/Austin and Dallas/Fort Worth), your CODM manages and reviews performance on a project by project basis. We further note that you had approximately 60 projects in process as of December 31, 2008. It is unclear how you determined that your individual projects are not operating segments, as your CODM regularly reviews the financial results of the individual project. Further, paragraph 24 of SFAS 131 discusses the impact to the number of reportable segments when a large number of operating segments have been identified. Please provide us, with a better understanding regarding your determination that your projects do not meet the definition of operating segments in accordance with paragraphs 10-15 or SFAS 131. Please also tell us if the reports reviewed by your CODM group the projects by office.
• Please also provide us with a better understanding as to how your CODM evaluates the officers of each of your offices. For example, please explain how your CODM evaluates the performance of Richard H. Buenting, President and Chief Executive Officer of Road and Highway Builders, LLC Road and Highway Builders Inc. In this regard, please explain if Mr. Buenting is evaluated based on the performance of all projects or by the projects related to the Reno office.

Response of November 4, 2009 of Sterling Construction Company, Inc. to Comments of the Securities and Exchange Commission of October 6, 2009

Response

With regard to the first bullet point of this comment, although the CODM does regularly review financial results at the project level, we do not believe that the individual projects are operating segments as defined in Paragraph 10 of SFAS 131. Individual projects do not represent business activities since they do not have the ability to continue as a going concern and individual projects are not perpetual (they last from 12 months to 36 months). Individual projects do not survive after they are completed and to consider an individual project as an operating segment would imply  our business is self limiting.

There are many other activities of our business that are required in order for our business to continue as a going concern in addition to performance of individual projects, such as general business development efforts and the bidding process for new contracts. In addition, many of the costs allocated to a project are not specific costs that have been incurred for that project only, such as: project bidding and management salaries, bonuses and related payroll expenses; indirect labor and related payroll expenses; general liability, umbrella and inland marine insurance; property taxes; depreciation; on-road fuel and equipment repair and maintenance costs.

The Company’s resources are allocated on a project-by-project basis, taking into account the Company’s success in bidding and negotiating specific contracts with federal, state and local governmental agencies and the Company’s overall operational and financial plans and strategies, and prevailing market conditions. When a project ends, the crews are not released and the equipment is not retired. During a project, those resources are transferred to other projects as needed and to new projects when obtained.

The individual project report for each individual project details the materials, labor and indirect overhead costs incurred and units performed by contractual task (a typical project may have from 300 to 400 tasks), the re-forecasted total estimated revenues and cost and units to be performed by contractual task, and the billings to the customer by contractual task. These are the primary reports used by the project managers and our CODM function to evaluate the status and estimated profitability of individual projects and to take corrective action on variances from estimates. These reports are also summarized by project manager, field office and state, primarily to evaluate our project personnel and for statutory reporting purposes, but are not used by our CODM for the overall management of the business.

With respect to the second bullet point of this comment, Mr. Buenting has an employment contract which allows him to earn a bonus up to the amount of his salary, which is comparable to our other field office managers. Under this employment contract, we evaluate Mr. Buenting, like other project and field office management, based on the results of the projects he manages and his individual self-evaluations and achievement of predetermined personal goals. Mr. Buenting’s evaluation is based in part on the performance of all projects he manages (currently Nevada and Hawaii) and his assistance in bidding projects throughout Sterling.  While financial statements are prepared for Road and Highway Builders, LLC, these financial statements are prepared for SEC filing and for statutory purposes, such as preparation of tax returns and preparation of state prequalification filings, and to perform the calculations relating  to Mr. Buenting’s 8 1/3 percent noncontrolling ownership interest in RHB.

We maintain field offices in various locations to better facilitate oversight of the crews and progress of individual projects and to maintain equipment near our job sites. As a result, as noted above, at times financial information, including information at the individual project level is aggregated and reviewed at various levels within the Company for the purposes of evaluating personnel and statutory reporting. However, the purpose of maintaining financial information at that level is not to provide discreet financial information by which the CODM can manage and evaluate the business at that level.  Furthermore, if not for the statutory requirements and noncontrolling ownership interest calculations noted above, we would have no reason to prepare financial information at the RHB level or to maintain RHB as a stand-alone entity and it could be merged into the Company.

In summary, we manage all of our operations based on a consistent and single method, focusing on individual construction projects and those projects’ results and resource needs. We continue to believe, based on the single method by which we manage our business, that we have one operating and reportable segment - heavy civil construction.

We have reviewed our conclusion that our business consists of a single operating and reportable segment with our independent registered public accounting firm, Grant Thornton LLP, and they have concurred with our conclusion.

Response of November 4, 2009 of Sterling Construction Company, Inc. to Comments of the Securities and Exchange Commission of October 6, 2009

Goodwill and Intangibles, Page F10

4. We note your response to comment 14 in our letter dated July 29. 2009. While we note that you concluded that you have one operating and reportable segment in accordance with the guidance in SFAS 131, the determination of your reporting units for purposes of testing goodwill for impairment is based on the guidance in paragraph 30 of SFAS 142. ETIF Topic D-101 provides further guidance on paragraph 30 of SFAS 131, ETIF Topic D-101 states, “... it is the chief operating decision maker who reviews operating segments and the segment manager who reviews reporting units (components of operating segments). Therefore a component of an operating segment would not be considered an operating segment for Statement 131 purposes unless the chief operating decision maker regularly reviews its operating performance; however, that same component might be a reporting unit under Statement 142 if a segment manager regularly reviews its operating performance (and if other reporting unit criteria are met)."  In this regard, we note your statement in response to comment 12 that your offices (i.e., Reno, Houston, San Antonio/Austin. and Dallas/Fort Worth) are managed at the local level in addition to the parent company level.  As such, please provide us with your analysis of the guidance in SFAS 142 and EITF Topic D-101 regarding your determination that you have one reporting unit for purposes of testing goodwill for impairment to the extent that you continue to believe you have one operating segment in accordance with SFAS 131.

Response

As discussed further in the preceding response, we manage all of our operations based on a consistent and single method, focusing on individual construction projects and those projects’ results and resource needs. Because our field offices are managed locally to some degree, and because discreet financial information is available at that level,  an argument could be made that the individual field office locations represent components of our heavy civil construction operating segment, although we do not believe that they do for the following reasons. While discrete financial information is available to field office management, they like our CODM, are focused on individual projects in their field office areas and allocating resources to those projects. However, even if our field offices were determined to represent separate components of our heavy civil construction operating segment, those components could be  aggregated into  a single reporting unit under Paragraph 30 of SFAS 142 as they have similar economic characteristics and  the construction projects they perform are similar in the following areas:

•
The nature of the heavy civil construction services rendered in each of our construction  projects is the same—they build, reconstruct and repair roads, highways, bridges and water, waste water and storm drainage systems.

•
The nature of the construction production process by each of our projects is the same—they excavate dirt, remove existing pavement and pipe, lay aggregate or concrete pavement and pipe and build bridges and similar large structures in order to complete our projects.

•
Our services are rendered only to governmental agencies—our customers are federal and state departments of transportation, cities, counties, and regional water and toll-road authorities. A substantial portion of the funding for the departments of transportation to finance the projects we construct is furnished by the federal government.

•
The heavy civil construction services rendered on our projects are performed primarily with our own field work crews (laborers, equipment operators and supervisors) and equipment (backhoes, loaders, dozers, graders, cranes, pug mills, crushers, and concrete and asphalt plants).

•
The nature of the regulatory environment in which we perform our construction services is the same—all of our projects are subject to the U.S. and state department of transportation rules; including prevailing wage laws; codes established by the federal government and municipalities regarding water and waste water systems installation; and laws and regulations relating to workplace safety and worker health of the U.S. Occupational Safety and Health Administration  and to the employment of immigrants of the U.S. Department of Homeland Security.

•
Profit margin objectives included in contract bids have some variability from contract to contract, but are not differentiated by our CODM or our field office management based on office location. Instead, the projects undertaken by each field office are competively-bid, fixed-unit price contracts, all of which are bid based on achieving gross profit levels based on the relevant skill required, the contract size and duration, the availability of our personnel and equipment, the makeup and level of our existing backlog, our competitive advantages and disadvantages, prior experience, the contracting agency or customer, the source of contract funding, anticipated start and completion dates, construction risks, penalties or incentives and general economic conditions.

We continue to believe that we have one operating and reportable segment and only one reporting unit and that is heavy civil construction of highways, bridges, light-rail and water, wastewater and storm drainage systems for domestic state and municipal-type agencies.

We find the guidance in ETIF D-101 to be consistent with our conclusions above.

We have reviewed our conclusion that our business consists of a single reporting unit with our independent registered public accounting firm, Grant Thornton LLP, and they have concurred with our conclusion.

Response of November 4, 2009 of Sterling Construction Company, Inc. to Comments of the Securities and Exchange Commission of October 6, 2009

7.              Costs and Estimated Earnings and Billings on Uncompleted Contracts, page F 17

5.           We note the disclosure you intend to include in future filings in response to comment in our letter dated July 29, 2009. While this disclosure docs provide investors with useful information regarding your recognition of billings in excess of costs and costs in excess of billings, it is unclear how this disclosure explains to investors what the purpose of the two tables presented is. For example, if the first table represents all of the revenues recognized on all uncompleted contracts as of the two periods presented and all of the amounts billed on all uncompleted contracts as of the two periods presented, please state as such. Further, please also clarify that the revenues recognized and the amounts billed may relate to periods other than the respective fiscal year (e.g., $584,997,000 of revenues recognized for those contracts that are uncompleted as of December 3 1, 2008, were not all recognized during fiscal year 2008.

Response

In future filings with the Commission, we will include disclosure that explains to investors the purpose of the two tables presented and also clarify that revenues recognized and amounts billed may relate to periods other than the respective fiscal year.

Form 10-Q for the period ended June 30. 2009

3. Recent Accounting Pronouncements, page 9

6.           In future filings, please disclose the date through which subsequent event have been evaluated. Refer to paragraph 12 of SFAS 165 for guidance.

Response

We made the following disclosure in Note 1 to the financial statements included in our Form 10-Q for the period ended June 30, 2009: “We have evaluated subsequent events for potential recognition and disclosure through August 10, 2009, the date the consolidated financial statements included in the Quarterly Report on Form 10-Q were issued.” We will comply with this disclosure requirement in future filings with the Commission.
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